November 24, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 03-05
Washington, D.C. 20549-0303

Attention: Ms. Abby Adams

    RE:
    AMC Entertainment Inc.
    Amendment No. 2 to Schedule 13E-3 filed on November 8, 2004
    File No. 5-34911

    Amendment No. 2 to Schedule 14A filed on November 8, 2004
    File No. 1-08747

Dear Ms. Adams:

        On behalf of AMC Entertainment Inc. (the "Company"), we are delivering herewith for filing pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a revised Definitive Proxy Statement (the "Revised Proxy Statement") on Schedule 14A and pursuant to Rule 13e-3 of the Exchange Act an Amendment No. 3 ("Amendment No. 3") to the above-referenced Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"). For your convenience, we are also providing you with courtesy copies of the Revised Proxy Statement and Amendment No. 3 marked to show all changes made since their filing with the Commission on November 8, 2004.

        The Revised Proxy Statement and Amendment No. 3 contain the responses of the Company to the Staff's comments on the above-referenced Proxy Statement and the Schedule 13E-3 as contained in the Staff's letter dated November 18, 2004 (the "Comment Letter"). The comments of the Staff are set forth in their entirety in bold text below, and responses to such comments are set forth in plain text immediately beneath each comment.

  1.
  We note your response to prior comment 2. It appears from your revisions that the third party co-investors have been identified. If true, please disclose their identities in the filing and, to the extent it has been decided, you should disclose the amount of each party's investment.

  The Company has revised the disclosure on pages 31, 32, 112 and 116 of the Revised Proxy Statement in response to the Staff's comment.

  2.
  We reissue comment 3. The disclosure on page 88 does not sufficiently detail Goldman's May 25 presentation. Please revise your disclosure related to this presentation, as well as Lazard's presentations to the independent committee regarding recapitalization possibilities, to provide detailed summaries as required by Item 1015(b)(6) of Regulation M-A.

  In response to the Staff's comment, the Company has revised the disclosure on pages 40-41 of the Revised Proxy Statement to provide additional details about Goldman Sachs' May 25 presentation. The Company respectfully submits, after consultation with Goldman Sachs, that all material analyses included in the May 25 presentation have been adequately disclosed and that any further disclosure would be distracting and not meaningful. In addition, the Company has revised the disclosure on pages 35-38 of the Revised Proxy Statement in response to the Staff's comment regarding Lazard's presentations to the Independent Committee.

  3.
  Please revise the first paragraph to clarify that the Management Investors are affiliates of the company.

  The Company has revised the disclosure on page 2 of the Revised Proxy Statement in response to the Staff's comment.

  4.
  We note your response to comment 6 and the disclosure on page 38. Provide us your analysis regarding whether the additional detail included in your supplemental response is material information that should be disclosed. See Item 1011(b) of Regulation M-A.

  The Company has revised the disclosure on page 41 of the Revised Proxy Statement in response to the Staff's comment to disclose Mr. Vardeman's former relationship with Polsinelli and to make clear that no payments are currently received by Mr. Vardeman from Polsinelli. The Company respectfully submits to the Staff that additional details regarding the relationship between Mr. Vardeman and Polsinelli are immaterial given the relationship existed 18 years ago. Further, the Company has revised the disclosure on page 41 of the Revised Proxy Statement in response to the Staff's comment to disclose the nature of the past, present and any contemplated future relationship among the Company and its affiliates and Polsinelli.

  5.
  Please explain your statement that "the industry has been rationalized since the 1990s" and the reference to the "current uncertainty in the U.S. economy."

  The Company has revised the disclosure on pages 55 and 60 of the Revised Proxy Statement in response to the Staff's comment.

  6.
  Please refer to comment 9. Clarify why none of the filing persons considered the positive earnings announcement relative to the announcement of this transaction when they considered the premium to be paid to unaffiliated security holders in this transaction. Also clarify how the Lazard premium analysis supports the special committee's determination as a "positive" factor. We note the disclosure on page 48 and the fact that that one of the three median figures highlighted here is higher than the consideration to be received in this transaction.

  The Company has revised the disclosure on pages 55, 61, 72-73 and 78 of the Revised Proxy Statement in response to the Staff's comment to clarify why the filing persons did not consider the Company's positive earnings announcement material. Further, the Company has revised the disclosure on page 56 of the Revised Proxy Statement in response to the Staff's comments regarding Lazard's premium analysis and the Independent Committee's determination.

  7.
  We reissue comment 12. Please revise the last two sentences of final paragraph of this section to address why the independent committee did not consider liquidation value rather than why they felt going concern value would be more indicative of the value of the company. In this regard, also please revise the last two sentences of the final paragraph of this section so as to avoid confusion as to what consideration the independent committee gave to the value of the company as a going concern versus the committee's decision not to consider the "going concern value" of the company. Similarly revise disclosure relating to the board of directors' recommendation.

  The Company has revised the disclosure on pages 67, 68, 69, 73, 75 and 76 of the Revised Proxy Statement in response to the Staff's comment.

  8.
  We reissue comment 13. If a filing person relied on the analysis of another, such as the board, independent committee, or the financial advisor, it must expressly adopt the analysis of the party that performed the Item 1014 analysis in order to fulfill its disclosure obligation. It appears that Marquee and Holdings are relying on the analysis of the board, special committee, Apollo investors and/or JPMP Investors.

  The Company has revised the disclosure on page 76 of the Revised Proxy Statement in response to the Staff's comment.

  9.
  Refer to comment 14. Revise to further clarify the criteria used by Lazard. For example, provide a more exact time frame than "recent." If these criteria result in the identification of additional entities, revise to clarify why those entities were excluded from the analysis.

  The Company has revised the disclosure on pages 85 and 86 of the Revised Proxy Statement in response to the Staff's comment.

  10.
  We note the revised disclosure in response to comment 15. 'We cannot agree that the persons and entity carved out from this opinion are unaffiliated security holders. See Item 1I.D.3 of the Current Issues Outline. You should revise this disclosure throughout the document accordingly.

  The Company has revised the disclosure on pages 56 and 62 of the Revised Proxy Statement in response to the Staff's comment.

  11.
  Revise to disclose both sets of full projections in the document to be disseminated to security holders, rather than excerpts or summaries.

  The Company has revised the disclosure on pages 98-106 of the Revised Proxy Statement in response to the Staff's comment.

  12.
  Reference is made to the second paragraph. Please expand your disclosure to explain why you will remain a reporting entity subsequent to the merger. If it is because you will continue to have public debt outstanding, please state this.

  The Company has revised the disclosure on page 126 of the Revised Proxy Statement in response to the Staff's comment.

  13.
  Update the table to include selected financial data for the period ended September 30, 2004. Sec Rule 3-12 of Regulation S-X.

  The Company has revised the disclosure on pages 148-151 of the Revised Proxy Statement in response to the Staff's comment.

  14.
  Please revise to include your Form 10-Q for the quarterly period ended September 30, 2004. Also, include your Form 8-Ks filed on November 9, 2004 and November 16, 2004, as well as any other applicable filings.

  The Company has revised the disclosure on page 157 of the Revised Proxy Statement in response to the Staff's comment.

We appreciate the Staff's attention to this matter. Should you have any questions, or wish to discuss any of the responses set forth above or in the Revised Proxy Statement, please do not hesitate to contact Eileen Nugent at (212) 735-3176, Howard Ellin at (212) 735-2438, Gregg Winiarski at (212) 735-4197 or Brandon Van Dyke at (212) 735-3743.

Sincerely,
/s/ GREGG WINIARSKI Gregg Winiarski
cc:
Eileen T. Nugent, Esq.
Howard L. Ellin, Esq.
Kevin M. Connor, Esq.
Samuel A. Fishman, Esq.
David M. Schwartzbaum, Esq.
Michael R. Hannon
Daniel A. Neff, Esq.
David C. Karp, Esq.
Michael D. Weiner, Esq.